VistaGen Therapeutics, Inc.

384 Oyster Point Blvd., No. 8

South San Francisco, CA  94080

(650) 244-9990

December 16, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4720

Washington, D.C.  20549

Attention:  Jeffrey P. Riedler, Assistant Director

Re:

VistaGen Therapeutics, Inc.

Form 8-K

Filed May 16, 2011, as amended on June 8, 2011 and August 12, 2011

File No. 000-54014

Dear Mr. Riedler,

We thank you for your additional comment letter dated December 7, 2011 (“Comment Letter”) addressed to VistaGen Therapeutics, Inc. (the “Company”).  The following is in response to the Comment Letter.  Each of the Staff’s comments set forth in its Comment Letter is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  The Company will file an amended Form 8-K with the Securities and Exchange Commission within two business days to add the requested disclosure set forth below and in the Company’s responses to the Staff’s Comment Letters dated November 14, 2011 and September 8, 2011 (an “Amended Filing”).

Form 8-K filed May 16, 2011, as amended on June 8, 2011

1.

We note your responses and advise you that we will not be in a position to clear our review until the NIH and CIRM grant award agreements have been filed and the revised proposed disclosure is included in an amended Form 8-K.

Response:  The Company acknowledges that the Staff cannot clear its review of the Form 8-K until the Company has filed the NIH and CIRM grant award agreements, which are filed as exhibits 10.46 and 10.47, respectively, to the Amended Filing, and has reviewed the revised proposed disclosure in the Amended Filing.

Form 8-K/A filed August 12, 2011

Comparison of Years Ended March 31, 2011 and 2010

Research and Development Expenses, page 5

2.

Please revise the disclosure you proposed in response to our original comment five to clarify the following or tell us where you have provided them:

•

The costs incurred during each period presented;

•

The nature of efforts and steps necessary to complete the project; and

•

The risks and uncertainties associated with completing development.

Response:  As discussed with Keira Ino on December 13, 2011, while CardioSafe 3D and LiverSafe 3D are both material product candidates, the Company does not currently break out the amount of research and development costs incurred during the periods presented associated with either of these two programs, since research and development costs are not specifically allocated with respect to a program until a drug rescue candidate has been identified.  However, in future filings, as requested by the Staff, the Company will specifically disclose the total research and development costs associated with both AV-101 and all other all drug rescue programs.  In addition, we intend to provide more detailed disclosure, as requested by Ms. Ino, regarding the composition of research and development costs associated with both AV-101 and other material development programs.

The nature and steps necessary to complete the AV-101 program are set forth in the Company’s response to the Staff’s Comment Letter, dated November 21, 2011.  As requested by the Staff, however, in future filings, we intend to add additional disclosure regarding the nature and steps necessary to complete each of the Company’s material product candidates.

We believe that we have adequately disclosed the risks and uncertainties associated with completing development in, among other sections, the Risk Factor section on page 21 of the Form 8-K/A filed on June 8, 2011.  Specifically, under the following captions we have disclosed the risks associated with completing development:

•

We have never rescued a drug candidate and cannot be certain that we will be able to do so in the future.

•

CardioSafe 3D is still in an early stage of development and we cannot say with certainty that it will be more efficient or accurate at predicting the toxicity of drug candidates than the drug testing models currently used by pharmaceutical companies.

However, in response to the Staff’s comment and as discussed with Ms. Ino, the Company intends to provide additional disclosure in future filings where we discuss material product candidates, including CardioSafe 3D and LiverSafe 3D, to highlight the risks and uncertainties associated with their development.

Revenue Recognition, Page F-13

3.

Please revise your proposed disclosure in response to comment four to clarify what you mean by “ratably” (i.e. straight line, proportional performance, etc.).  If you used proportional performance, clarify how proportional performance was determined.  In addition, clarify in what instances another methodology would be more appropriate and specify what methodology would be used.

Response:  As discussed with Ms. Ino, the Company currently recognizes revenue ratably, on a straight line basis, and does not use proportional performance.  In response to the Company’s comment, in future filings, the revised disclosure under “Revenue Recognition” will include the following statement, dropping reference to any other methodology:

“The Company recognizes non-refundable upfront technology access fees under agreements in which it has a continuing performance obligation ratably, on a straight line basis, over the period in which the Company is obligated to provide services.”

*****

The Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or would like to discuss the responses, please contact the undersigned at (650) 244-9990, Ext. 224.

Sincerely,

VistaGen Therapeutics, Inc.

By: /s/ Shawn K. Singh

      Shawn K. Singh, J.D.

      Chief Executive Officer

cc:

Daniel W. Rumsey

Managing Partner

Disclosure Law Group, LLP